Exhibit 3.1.3

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

Neonode Inc. a Corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

1.      The name of the corporation is Neonode Inc.

2.      Pursuant to a 25-to-1 reverse stock split, a Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Neonode Inc. was filed by the Secretary of State of Delaware on March 25, 2011, and that said Certificate of Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.      The defect of said Certificate of Amendment is as follows: The number of issued and outstanding shares of the Corporation was reduced by a ratio of 25:1 while the number of authorized shares of the Corporation was mistakenly unadjusted in said Certificate of Amendment.  It was never intended that Neonode Inc. have 848,000,000 authorized shares of Common Stock with only 32,778,000 issued and outstanding. There is no sound reason to leave such a large gap between the amount of authorized and issued shares.  Rather, the intention was to adjust the amount of authorized shares downward to properly reflect the new capital structure of the Corporation as of the effective date of the reverse split.

4.      Article Sixth of the Certificate of Amendment is hereby corrected to read as follows

In accordance with such Board of Directors and Stockholder authorizations and approvals, the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by adding the following new paragraph immediately after Section A of Article IV:

Effective at the close of business, Eastern Time, on the date of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each twenty five (25) outstanding shares of the Corporation’s Common Stock par value $0.001 per share, will be exchanged and combined, automatically, without further action, into one (1) share of Common Stock, and each twenty five (25) outstanding shares of the Corporation’s Preferred Stock, par value $0.001 per share, will be exchanged and combined, automatically, without further action, into one (1) share of Preferred Stock.  Accordingly, as of the effective date, the number of authorized shares of the Corporation shall be reduced to 70,000,000shares of Common Stock and 1,000,000 shares of Preferred Stock.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Correction to be executed on the 28th day of February 2012.

By: /s/ Thomas Eriksson
Name: Thomas Eriksson
Title:   CEO

By: /s/ David Brunton
Name: David Brunton
Title:   CFO